PROCESSING

SEC MAIL RECEIVED MAR 15 2002 363 SECTION WASH. D.C.

SECURITIES 02019210 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-21621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Argus Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2435 U.S. Highway 19- Suite 300
(No. and Street)

Holiday (City) Florida (State) 34691 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Bell, Secretary 727-938-5899
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates LLC
(Name — if individual, state last, first, middle name)

27 Beach Road- Suite C05 (Address) Monmouth Beach (City) NJ (State) 07750 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Bell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Argus Securities Inc., as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Secretary
Title

Notary Public

Susan M. Perlowski
MY COMMISSION # DD058097 EXPIRES
October 19, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 Beach Road, Suite C05A
Monmouth Beach, NJ 07750
Phone: 732-229-7723

Independent Auditors' Report

The Board of Directors and the Shareholder of
Argus Securities Inc.

We have audited the accompanying balance sheet of Argus Securities Inc. as of December 31, 2001 and the related statements of operations and changes in shareholder equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Argus Securities Inc. as of December 31, 2001 and the results of operations, changes in shareholders' equity and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

As more fully discussed in Note 10 to the financial statements, there are significant matters concerning the Company that raise substantial doubt as to the ability of the Company to continue as a going concern. Management's plans with regard to these matters are also described in Note 10 to the consolidated financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classifications of recorded liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the other schedules contained in the form FOCUS Part IIA is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures described above and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the regulations of the National Association of Securities Dealers.

Donahue Associates LLC

Monmouth Beach, NJ.

January 23, 2001

Argus Securities Inc.
Balance Sheet
As of December 31, 2001

ASSETS

Current assets:	
Cash	$7,848
Deposits with clearing broker	50,966
Accounts receivable (net of allowance for doubtful accounts of $12,276)	57,242
Prepaid expenses	21,692
Total Current Assets	137,748
Other assets:	
Advances to shareholder	761
Security deposits	16,250
Total Assets	$154,759

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$23,540
Sales commissions payable	14,433
Total Current Liabilities	37,973
Shareholders' Equity:	
Common stock, $120 par value; authorized, issued, outstanding: 50 shares	6,000
Additional paid in capital	524,615
Retained deficit	(413,829)
Total shareholders' equity	116,786
Total Liabilities & Shareholders' Equity	$154,759

Please see the notes to the financial statements.

Argus Securities Inc.
Statement of Operations
For the Year Ended December 31, 2001

Gross sales commissions	$671,451
Less sales commissions expenses	(269,989)
Gross profit	401,462
General and administrative expenses	
Salaries and benefits	308,700
Consulting expenses	151,571
Administrative expenses	232,666
Total general and administrative expenses	692,937
Loss from operations	(291,475)
Other Income (expenses):	
Interest income	2,288
Loss on asset disposal	(34,092)
Net loss before income tax provision	(323,279)
Provision for income tax	0
Net loss	($323,279)

Please see the notes to the financial statements.

Argus Securities Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Operating Activities:	
Net loss	($323,279)
Adjustments to reconcile net income items not requiring the use of cash:	
Depreciation	2,236
Loss on asset disposal	34,092
Bad debt expense	12,276
Changes in other operating assets and liabilities:	
Accounts receivable	28,065
Prepaid expenses	(21,692)
Deposits with clearing broker	(581)
Security deposits	7,191
Accounts payable	(31,550)
Sales commissions payable	52,195
Net cash used by operations	(241,047)
Financing Activities:	
Advances to shareholder	(761)
Capital contributed during fiscal year	241,214
Net cash provided by financing activities	240,453
Net decrease in cash during fiscal year	(594)
Cash balance at beginning of fiscal year	8,442
Cash balance at end of fiscal year	$7,848
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Argus Securities Inc.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2001

	Common Shares	Common Amount	Paid in Capital	Retained Deficit	Total
Balance at January 1, 2001	50	$6,000	$245,639	($90,550)	$161,089
Capital contribution			278,976		278,976
Net income for fiscal year 2001				(323,279)	(323,279)
Balance at December 31, 2001	50	$6,000	$524,615	($413,829)	$116,786

Please see the notes to the financial statements.

Argus Securities Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2001

1. Organization of the Company and Nature of Operations

Argus Securities Inc. (the Company) is a Florida State Corporation formed in 1977 for the purpose of conducting business as an introducing discount stockbroker in exchange traded securities, mutual funds, limited partnerships, and insurance contracts. The Company has offices in New York and Florida.

The Company clears transactions for its client accounts on a fully disclosed basis through a clearing broker and receives a brokerage fee based upon the amount of trades transacted.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash

For the purposes of determining the changes in cash flows for the year ended December 31, 2001, cash includes deposits at banks with maturities of three months or less.

Revenue Recognition

Commission revenues are recorded on the settlement date, which is not materially different from the trade date.

Income taxes

The Company accounts for income taxes in accordance with the Statement of Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

Bad Debt Expense

Accounts receivable represents commissions due from the clearing broker and advances from stockbrokers and salesman associated with the firm.

Allowance for doubtful accounts is maintained at a level sufficient to provide for estimated losses based on evaluating known and inherent risks in the receivables portfolio. The Company provides, through charges to income, an allowance for doubtful accounts which, based upon management's evaluation of numerous factors, including economic conditions, the salesman's current relationship to the Company, and the length of time the receivable is outstanding. Accordingly, the Company has recorded a reserve for bad debt expense for the fiscal year, $12,276.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations", which mandates the purchase method of accounting for business combinations effective July 1, 2001. Management believes that the adoption of SFAS No. 141 will not materially impact the balance sheet, statement of operations, and statement of changes in cash flows and stockholder equity.

In June 2001, the FASB also issued Statement No. 142, "Goodwill and Other Intangible Assets", which governs the accounting and reporting for acquired goodwill and other intangible assets at acquisition and after initial recognition in the financial statements effective January 1, 2002. Management believes that the adoption of SFAS No. 142 will not materially impact the balance sheet, statement of operations, and statement of changes in cash flows and stockholder equity.

In October 2001, the FASB also issued Statement No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", which supercedes existing standards for this area of accounting. SFAS No. 144 is effective January 1, 2002. Management believes that the adoption of SFAS No. 142 will not materially impact the balance sheet, statement of operations, and statement of changes in cash flows and stockholder equity.

3. Off Balance Sheet Risk

The Company executes various transactions for the benefit of its customers through a clearing broker. The Company, by its clearing agreement with the clearing broker, is responsible for any customer deficits that should arise at the clearing broker attributable to the customers of the Company.

The Company seeks to control these risks by monitoring the transactions of all customers' accounts on a daily basis.

4. Concentration of Credit Risk

The Company has a substantial portion of its assets on deposit with its clearing broker which are not insured. Hence, the Company's assets are commingled with the assets of other customer assets on deposit with the clearing broker that the Company has no direct control over. In the event of the insolvency of the clearing broker, recovery of the Company's assets may be limited to a pro rata share of available funds on deposit with the clearing broker.

The Company relies on the financial support of its offices and sole shareholder. A withdrawal of this support would have a material adverse affect on the Company's financial position and its ability to continue to operate as a going concern.

5. Net Capital Requirements

As an broker dealer, the Company is subject to the Securities and Exchange Commission Rule 15c3-1, which requires the Company to maintain aggregate indebtedness, as defined, below 15 times net capital and to maintain net capital of $50,000. At December 31, 2001, the Company's net capital, as defined, was in excess of the minimum net capital requirement by $3,861 and had an aggregate indebtedness to net capital ratio of approximately 0.70 to 1.

6. Fair Values of Financial Instruments

The carrying amounts of cash, commissions receivables, deposits with the clearing broker, shareholder advance, deposits, accounts payable, and sales commissions payable reported in the statement of financial position are estimated by management to approximate fair value.

7. Income Taxes

Net loss before provision for income taxes	($323,279)
Current tax expense:	
Federal	$0
State	0
Total	$0
Less deferred tax benefit:	
Federal loss carry-forward	(222,839)
Allowance for recoverability	222,839
Provision for income taxes	$0

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	34%
Statutory state and local income tax	4%
Less allowance for tax recoverability	-38%
Effective rate	0%

Deferred income taxes are comprised of the following:

Federal loss carry-forward	$222,839
Allowance for recoverability	(222,839)
Deferred tax benefit	$0

The deferred tax benefit arising from the net operating loss carry-forwards expire in fiscal years 2016 to 2019.

8. Commitments and Contingencies

Leases

The Company is committed to a non-cancelable lease for office space and certain equipment and vehicles. Future annual minimum lease payments required under the non-cancelable operating leases is as follows:

2002	$38,665
2003	14,945
Net minimum lease payments	$53,610

Rent expense for the fiscal year ended December 31, 2001 was $54,083.

The Company moved its corporate offices to Holiday, Florida in August 2001. The former landlord of the Company has filed a lawsuit against the Company for an unspecified amount for performance on a lease contract that would have had expired in fiscal year 2004. The Company intends to vigorously defend itself in this matter but cannot, at the date of this report, estimate the effect, if any, the resolution of this lawsuit will have on the financial position of the Company.

Note 9. Addendum to the Statement of Cash Flows

The following non-cash transactions are not included in the statement of cash flows.

During the fiscal year ended December 31, 2001, employees of the Company contributed sales commissions owed to them to the capital of the Company of $37,762.

Note 10. Going Concern

The accompanying financial statements have been presented in accordance with generally accepted accounting principals, which assumes the continuity of the Company as a going concern. However, during the twelve months ending December 31, 2001, and in the prior fiscal year, the Company has experienced certain going concern and liquidity problems. The Company incurred net losses of approximately $323,000 in the fiscal year ended December 31, 2001. This condition raises substantial doubt to the ability of the Company to continue as a going concern.

Management's plans with regard to this matter is as follows:

The Company, through a plan formalized in January 2001, relocated its main office from New Port Richey, Florida to Holiday, Florida and thereby reduced its rent expense. In addition, the Company contracted its back office staff and sales force in order to save overhead. Currently, management feels that the current monthly overhead cost of the Company are at the most minimum level that can be achieved given the size of its current sales force. The officers and shareholder of the Company will continue provide the necessary capital to the Company and additional sales force will be added in fiscal 2002 without any increase in back office staff. Management feels that this combination of cost savings, increased sales force, and financial support of the officers and shareholder will enable the Company to achieve financial independence in mid 2002.

The eventual outcome of the success of management's plans cannot be ascertained with any degree of certainty. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

This page intentionally left blank

Part IIA-Draft-Period: **31-Dec-01**

ASSETS

Consolidated		198
Unconsolidated	x	199

		Allowable		Non-Allowable		Total	
1.	Cash	$7,848	200			$7,848	750
2.	Receivables from brokers or dealers:						
	A. Clearance account	50,966	295				
	B. Other (commissions)	37,020	300		550	87,986	810
3.	Receivables from non-customers		355	20,983	600	20,983	830
4.	Securities and spot commodities owned, at market value						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430			0	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost 130						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities 150						

Part IIA-Draft-Period: **31-Dec-01**

	B. Other securities		160				
7.	Secured demand notes market value of collateral		470		640		890
	A. Exempted securities						
	B. Other securities						
8.	Memberships in exchanges:						
	A. Owned, at market						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets (deposits and prepaid expenses)		535	37,942	735	37,942	930
12.	**TOTAL ASSETS**	$95,834	540	$58,925	740	$154,759	940

Part IIA-Draft-Period: **31-Dec-01**

LIABILITIES AND OWNERSHIP EQUITY

	LIABILITIES	**A.I Liabilities**		**Non A.I. Liabilities**		**Total**	
13.	Bank loans payable		1045		1255		1470
14.	Payable to brokers or dealers:						
	A. Clearance account		1114		1315		1560
	B. Other		1115		1305		1540
15.	Payable to non-customers		1155		1355		1610

16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	37,973 [1205]	[1385]	37,973 [1685]
18.	Notes and mortgages payable			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:			
	1. From outsiders [970]			
	2. Includes equity subordination (15c3-1(d)) of [980]			
	B. Securities borrowings, at market value:		[1410]	[1720]
	1. From outsiders [990]			

Part IIA-Draft-Period: **31-Dec-01**

	C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
	1. From outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			

	D. Exchange memberships contributed for use of company, at market value				[1430]		[1740]
	E. Accounts and other borrowings not qualified for net capital purposes		[1220]		[1440]		[1750]
20.	**TOTAL LIABILITIES**	37,973	[1230]	0	[1450]	37,973	[1760]

OWNERSHIP EQUITY

		Total	
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners) [1020]		[1780]
23.	Corporations:		
	A. Preferred stock		[1791]
	B. Common stock	6,000	[1792]
	C. Additional paid-in-capital	524,615	[1793]
	D. Retained earnings	(413,829)	[1794]
	E. Total	116,786	[1795]
	F. Less treasury stock		[1796]

Part IIA-Draft-Period: **31-Dec-01**

24.	**TOTAL OWNERSHIP EQUITY**	116,786	[1800]
25.	**TOTAL LIABILTITES AND OWNERSHIP EQUITY**	154,759	[1810]

Part IIA-Draft-Period: **31-Dec-01**

Begin date:	1-Jan-01	3932
End date:	31-Dec-01	3933
Months:	12	3931

REVENUE

1.	Commissions:			
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	$286,183	3935
	b.	Commissions on listed option transactions	83	3938
	c.	All other securities commissions		3939
	d.	Total securities commissions	286,266	3940
2.	Gains or losses on firm securities trading accounts			
	a.	From market making in options on a national securities exchange		3945
	b.	From all other trading		3949
	c.	Total gain (loss)	0	3950
3.	Gains or losses on firm securities investment accounts			3952
4.	Profit (loss) from underwriting and selling groups			3955
5.	Revenue from sale of investment company shares		148,773	3970
6.	Commodities revenue			3990
7.	Fees for account supervision, investment advisory and administrative services			3975
8.	Other revenue		238,700	3995
9.	Total revenue		673,739	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers				4120
11.	Other employee compensation and benefits			997,018	4115
12.	Commissions paid to other broker-dealers				4140
13.	Interest expense				4075
	a.	Includes interest on accounts subject to subordination agreements	4070		

Part IIA-Draft-Period: 31-Dec-01

14.	Regulatory fees and expenses			4195
15.	Other expenses			4100
16.	Total expenses		997,018	4200
NET INCOME				
17.	Net income (loss) before Federal Income taxes and items below (Item 9 less Item 16)		(323,279)	4195
18.	Provision for Federal Income taxes (for parent only)			4220
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
	a. After federal income taxes of	4238		
20.	Extraordinary gains (losses)			
	a. After federal income taxes of	4239		
21.	Cumulative effect of changes in accounting principles			4225
22.	Net income (loss) after Federal income taxes and extraordinary items		(323,279)	4230
MONTHLY INCOME				
23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		($21,000)	4211

Part IIA-Draft-Period: **31-Dec-01**

EXEMPTIVE PROVISIONS

25. if an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)- Limited business (mutual funds and/or variable annuities only) [4550]

B. (k) (2)(i)- Special Account for the Exclusive Benefit of "customers" maintained X [4560]

C. (k) (2)(ii)- All customer transactions cleared through another broker-dealer on a fully disclosed basis. X [4570]

Name of firm (s)

Clearing firm SEC#'s		Name		Product Code	
8 23522	[4335A]	Fleet Securities	[4335A2]	All	[4335B]

D. (k) (3)- Exempted by order of the Commission [4580]

Part IIA-Draft-Period: 31-Dec-01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from the Statement of Financial Condition				116,786	3480
2.	Deduct ownership equity not allowable for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				116,786	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					
		3525A		3525B		
		3525C		3525D		
		3525E		3525F		3525
5.	Total capital and allowable subordinated liabilities				116,786	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		58,925	3540		
	B. Secured demand note deficiency			3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges			3600		
	D. Other deductions and/or charges		4,000	3610	(62,925)	3620
7.	Other additions and/or credits (List)					
		3630A		3630B		
		3630C		3630D		
		3630E		3630F		3630
8.	Net capital before haircuts on securities positions				53,861	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					

Part IIA-Draft-Period: **31-Dec-01**

A.	Contractual securities commitments			3660		
B.	Subordinated securities borrowings			3670		
C.	Trading and investment securities:					
	1. Exempted securities			3735		
	2. Debt securities			3733		
	3. Options			3730		
	4. Other securities			3734		
D.	Undue concentration			3750		
E.	Other (list)					
		3736A		3736B		
		3736C		3736D		
		3736E		3736F		3740
10.	Net Capital				53,861	3750

COMPUTATION OF BASIC NET CAPITAL REQUIRMENT

Part A

11.	Minimum net capital required (6 2/3% of Line 20)	2,532	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	50,000	3758
13.	Net capital requirement (greater of line 11 or 12)	50,000	3760
14.	Excess net capital (line 10 less 13)	3,861	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 20)	50,064	3780

Part IIA-Draft-Period: **31-Dec-01**

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. Liabilities from Statement of Financial Condition			37,973	3790
17.	Add:				
	A. Drafts for immediate credit		3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		3810		
	C. Other unrecorded amounts (List)				
		3820A	3820B		
		3820C	3820D		
		3820E	3820F		3830
19.	Total aggregate indebtedness			37,973	3840
20.	Percentage of aggregate indebtedness to net capital (line 20/line 10)			71%	3850

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		3860

Reconciliation of Net Capital to Unaudited Net Capital Calculation previously submitted

Net capital of unaudited report previously submitted	$60,970
Additional accrued expenses	(7,109)
Net Capital per audited report	$53,861

DONAHUE ASSOCIATES, L.L.C.
27 Beach Road, Suite C05A
Monmouth Beach, NJ 07750
Phone: 732-229-7723

Report on Internal Control Procedures

The Shareholder
Argus Securities Inc.

In planning and performing the audit of the financial statements of Argus securities Inc. for the fiscal year ending December 31, 2001, we considered the Company's internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 17a-5(g)(1) of the Securities & Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 17-a-5(g)(1) in making the periodic computations of minimum financial requirements pursuant to Regulation 17a-3(a)(11) and in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, specifications, and comparisons, and the recordation of differences required by Rule 17a-13 in complying with the requirements for the prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for its customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. During the course of my examination, we did not note any matters involving the internal control structure that we consider to be a material weakness, except as follows. The Company is required to keep a minimum net capital, as defined by Regulation 17-a-5(g)(1), of $50,000. As of December 31, 2001, the Company was in excess of the minimum net capital requirement by approximately $4000, or about 8%. In addition, our analytical review of net capital for the fiscal year 2001 indicates that the Company's net capital was maintained at levels just above the required minimums and, in fact, had fell below required minimums in July and September 2001. It is highly recommended that the Company deposit a sufficient amount of net capital in order to ensure that the Company will be in compliance with minimum requirements. A violation of minimum net capital requirements could result in a material financial penalty to the Company and could affect its ability to continue to operate as a going concern.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study and exclusive of the discussion in the preceding paragraph, we believe the Company's practices and procedures were adequate as of December 31, 2001.

We have attached a reconciliation of the audited net capital at December 31, 2001 and your unaudited Focus Report 11A filing at December 31, 2001.

This report recognizes that it is not practical for the Company to achieve all the divisions of duties and crosschecks generally included in a system of internal control and that

alternatively greater reliance must be placed on surveillance by management. We hereby attest that the requirements prescribed by the Securities and Exchange Commission, under authority of Rule 17a-5 has been observed by us in the conduct of our audit.

Donohue Associates LLC

Monmouth Beach, New Jersey
January 23, 2002